                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
          UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 12)

                               G & L Realty Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   36127 11 09
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Aaron A. Grunfeld, Esq.
                        Resch Polster Alpert & Berger LLP
                       10390 Santa Monica Blvd., 4th Floor
                          Los Angeles, California 90025
                                 (310) 277-8300

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 5, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         2


CUSIP No. 36127 11 09
         ---------------------

  (1)     Names of Reporting Persons.

               Lyle Weisman
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [X]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds
          PF, OO
          ---------------------------------------------------------------------

  (5)     Check if Disclosure of Legal Proceedings
          Is Required Pursuant to Items 2(d) or 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    93,400
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   93,400
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power

                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          93,400
          ---------------------------------------------------------------------

 (12)     Check if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [ ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          Approximately 3.7% based upon total number of shares shown outstanding after the most recent 13D/A filings by Steven D. Lebowitz and Daniel
          M. Gottlieb on August 21, 2001.
          ---------------------------------------------------------------------

         3


CUSIP No. 36127 11 09
         ---------------------

  (1)     Names of Reporting Persons.

               Asher Gottesman
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [X]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds
          PF, OO
          ---------------------------------------------------------------------

  (5)     Check if Disclosure of Legal Proceedings
          Is Required Pursuant to Items 2(d) or 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    40,560
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   40,560
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power

                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          40,560
          ---------------------------------------------------------------------

 (12)     Check if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [ ]

          ---------------------------------------------------------------------

 (13) Percent of Class Represented by Amount in Row (11) Approximately 1.6% based upon total number of shares shown after the most recent 13D/A filings by Steven D. Lebowitz and Daniel M. Gottlieb on August 21, 2001.

          ---------------------------------------------------------------------

 (14)     Type of Reporting Person
                    IN
          ---------------------------------------------------------------------

         4


CUSIP No. 36127 11 09
         ---------------------

  (1)     Names of Reporting Persons

               Len Fisch
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [X]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds
          PF, OO
          ---------------------------------------------------------------------

  (5)     Check if Disclosure of Legal Proceedings
          Is Required Pursuant to Items 2(d) or 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     205,000 joint voting power with
    Each                       Igor Korbatov
  Reporting            --------------------------------------------------------
 Person With           (9)     Sole Dispositive Power

                       --------------------------------------------------------

                       (10)    Shared Dispositive Power
                               205,000 joint dispositive power with
                               Igor Korbatov

                       --------------------------------------------------------

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person 205,000, jointly with Igor Korbatov

          ---------------------------------------------------------------------

 (12)     Check if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [ ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          Approximately 8.2% based upon total number of shares shown after the most recent 13D/A filings by Steven D. Lebowitz and Daniel M. Gottlieb on August 21, 2001.
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person
                    IN
          ---------------------------------------------------------------------

         5


CUSIP No. 36127 11 09
         ---------------------

  (1)     Names of Reporting Persons.

               Igor Korbatov
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [X]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds
          PF, OO
          ---------------------------------------------------------------------

  (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     205,000 joint voting power with
    Each                       Len Fisch
  Reporting            --------------------------------------------------------
 Person With           (9)     Sole Dispositive Power

                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               205,000 joint dispositive power with
                               Len Fisch
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          205,000, jointly with Len Fisch
          ---------------------------------------------------------------------

 (12)     Check if Aggregate Amount in Row (11) Excludes Certain Shares    [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          Approximately 8.2% based upon total number of shares shown after the most recent 13D/A filings by Steven D. Lebowitz and Daniel M. Gottlieb on August 21, 2001.
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person
                    IN
          ---------------------------------------------------------------------

         6


The Schedule 13D, dated May 11, 2001, filed by the Reporting Persons, as amended by Amendment No. 1 filed on May 17, 2001, as amended by Amendment No. 2 filed on May 18, 2001, as amended by Amendment No. 3 filed on May 31, 2001, as amended by Amendment No. 4 filed on June 6, 2001, as amended by Amendment No. 5 filed on June 13, 2001, as amended by Amendment No. 6 filed on June 25, 2001, as amended by Amendment No. 7 filed on July 10, 2001, as amended by Amendment No. 8 filed on August 1, 2001, as amended by Amendment No. 9 filed August 8, 2001, as amended by Amendment No. 10 filed August 22, 2001, as amended by Amendment No. 11 filed August 31, 2001 (each, a "Prior Filing, and together, the "Prior Filings"), and as further amended by this Amendment No. 12 filed September 6, 2001. Capitalized terms used herein without definition shall have the meanings ascribed to them in the Prior Filings.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Each of the Reporting Persons purchased the Common Stock in regular market transactions utilizing personal funds and funds made available on margin.

The aggregate purchase price for the shares of Common Stock purchased through August 30, 2001 by Lyle Weisman was approximately $1,143,244.

The aggregate purchase price for the shares of Common Stock purchased through August 30, 2001 by Asher Gottesman was approximately $496,154.

The aggregate purchase price for the shares of Common Stock purchased through August 30, 2001 by Len Fisch and Igor Korbatov was approximately $2,540,821.


ITEM 4. PURPOSE OF TRANSACTION

Reference is made to the Prior Filings for a complete history of the proposals made by WGFK.

Fifth Amended Offer

On August 21, 2001, Reporting Persons submitted a Fourth Amended Offer. By letter dated September 4, 2001, the Special Committee advised Reporting Persons that it was unable to recommend to the board of directors of the Company that it proceed with the transaction outlined in the offer, as amended. The Committee concluded "that there is no reasonable possibility that an acquisition by [Reporting Persons] of at least 50.1% of the outstanding common stock of the Company can be completed." The Committee also stated that it remained "open to any offers from [Reporting Persons] ... which would not be conditioned upon the acquisition of a minimum of 50.1% of the outstanding common stock of the Company."

On September 5, 2001, 2001, Reporting Persons submitted a Fifth Amendment to Offer. (The following description is qualified in its entirety by reference to Exhibit "B" attached hereto and incorporated herein by this reference.)

Consistent with the terms of the Fourth Amendment to Offer, Reporting Persons offered to deliver a cashier's check in the amount of $750,000 (the "Good Faith Deposit") made payable to the trust account of the Company's counsel, Ballard Spahr Andrews & Ingersoll LLP, to be credited against the purchase price of the Company Stock by Reporting Persons; and no later than three (3) days following execution of a definitive agreement between the Company and Reporting Persons, Reporting Persons would increase the Good Faith Deposit by $1,750,000, for a total of $2,500,000 (and, as described in that amendment, non-refundable) to be credited towards the purchase price of the Company Stock. Reporting Persons further amended their Offer as follows:

      1. The Purchase Price is increased by $0.15 per share to $15.50 per share without a due diligence contingency, or $16.50 per share with a due diligence contingency;

      2. The minimum required threshold for Reporting Persons' offer is reduced to 45.0% (inclusive of the common shares owned by Reporting Persons); and

      3. The Company shall promptly, upon completion of the Reporting Persons' transaction, take such steps as may be necessary or appropriate for delisting the shares of common stock from trading.

The Fifth Amendment to offer shall expire at 7:00p.m. pacific daylight time on Wednesday, September 12, 2001.

         10


The Reporting Persons, individually or collectively, may continue to acquire additional securities or dispose of securities of the Company in the future in their sole discretion.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a)



                   Aggregate Number of Shares
Name                   Beneficially Owned        Approximate Percentage of Class
----               --------------------------    -------------------------------
Lyle Weisman               93,400                             3.7%

Asher Gottesman            40,560                             1.6%

Len Fisch and
Igor Korbatov             205,000                             8.2%


Percentages in the foregoing table are based upon shares outstanding after giving effect to issuances made by the Company to Messrs. Gottlieb and Lebowitz in exchange for Operating Partnership Units, in August 2001, as reflected on Schedules 13D/A, as filed on August 21, 2001. Without giving effect to these issuances, based on the Company's most recently reported shares outstanding in the amount of 2,333,800, the approximate percentage of class owned Messrs. Weisman, Gottesman, and Messrs. Fisch/Korbatov jointly is 4.0%, 1.7%, and 8.8%, respectively.
(b)

1.  Lyle Weisman has sole voting and dispositive power over his 93,400 shares.

2. Asher Gottesman has sole voting and dispositive power over his 40,560 shares.

3. Len Fisch and Igor Korbatov have joint voting and dispositive power over their 205,000 shares.

(a) Transactions effected during the past sixty days through September 5, 2001:

Reference is made to the Prior Filings.

1. The following are additional Common Stock purchases by Asher Gottesman from August 29, 2001:



Date                    No. of Shares Purchased         Price
----                    -----------------------         ------
8/29/01                         100                     $12.98

         11


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A, Joint Filing Agreement among the Reporting Persons.

Exhibit B, Fifth Amended Offer, dated September 5, 2001



                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  September 5, 2001

/s/ Lyle Weisman
-----------------------------------
Lyle Weisman

Date:  September 5, 2001

/s/ Asher Gottesman
-----------------------------------
Asher Gottesman

Date:  September 5, 2001

/s/ Len Fisch
-----------------------------------
Len Fisch

Date:  September 5, 2001

/s/ Igor Korbatov
-----------------------------------
Igor Korbatov

                                    EXHIBIT A
                             Joint Filing Agreement

        Each of the undersigned hereby agrees to file jointly the statement on
Schedule 13D to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 12d (2) (f) promulgated under the Securities Exchange Act of 1934, as amended.

        It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning any other party unless such party knows or has reason to believe that such information is inaccurate.

        It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statements on Schedule 13D, and any amendments thereto, filed on behalf of the parties hereto.

Date: May 11, 2001

                                             /s/ Lyle Weisman
                                             ---------------------------
                                             Lyle Weisman

                                             /s/ Asher Gottesman
                                             ---------------------------
                                             Asher Gottesman

                                             /s/ Len Fisch
                                             ---------------------------
                                             Len Fisch

                                             /s/ Igor Korbatov
                                             ---------------------------
                                             Igor Korbatov

                                                                      EXHIBIT B




                                September 5, 2001



VIA FACSIMILE (410) 528-5650

The Special Committee
of the Board of Directors
G&L Realty Corp.
c/o Sharon A. Kroupa, Esq.
Ballard Spahr Andrews & Ingersoll, LLP
300 East Lombard Street, Suite 1900
Baltimore, Maryland 21202-3268

     Re: Offer to Purchase G&L Realty Corp (the "Company") by Lyle Weisman, Asher Gottesman, Len Fisch and Igor Korbatov ("WGFK")--Fifth Amendment

Dear Ms. Kroupa:

        We received today the Special Committee's response, dated September 4, 2001, to our Fourth Amended Offer.

        In its letter to WGFK dated August 17, the Special Committee indicated its uncertainty that WGFK would be able to acquire a minimum of 50.1% of the outstanding Common Stock. Although the Special Committee noted in that letter that it was mindful of the material difference between the Purchase Price as defined by WGFK and the "consideration which would be paid for the Company's common stock pursuant to the [Merger Agreement]," the Special Committee observed that WGFK's proposal also would not reimburse the Company "for the losses it would incur as a result of [WGFK's] failure to obtain the vote of 50.1% of the Company's outstanding common stock to approve a merger or 50.1% of the Company's outstanding common stock in a tender offer." To defray the Company's "fees and expenses" the Special Committee, as more particularly set forth in its letter dated July 19, 2001, requested a good faith payment by WGFK of $2,500,000.

The Special Committee
c/o Sharon A. Kroupa, Esq.
September 5, 2001
Page 2


        In our Fourth Amended Offer dated August 21, WGFK offered to deliver a cashier's check in the amount of $750,000 (the "Good Faith Deposit") made payable to the trust account of your counsel, Ballard Spahr Andrews & Ingersoll LLP, to be credited against the purchase price of the Company Stock by WGFK; and no later than three (3) days following execution of a definitive agreement between the Company and WGFK, WGFK would increase the Good Faith Deposit by $1,750,000, for a total of $2,500,000 (and, as described in that amendment, non-refundable) to be credited towards the purchase price of the Company Stock. We hereby further amend our Offer as follows:

        1. The Purchase Price is increased by $0.15 per share to $15.50 per share without a due diligence contingency, or $16.50 per share with a due diligence contingency;

        2. The minimum required threshold for our offer is hereby reduced to 45.0% (inclusive of the common shares owned by WGFK); and

        3. The Company shall promptly, upon completion of the WGFK transaction, take such steps as may be necessary or appropriate for delisting the shares of common stock from trading.

        The foregoing shall constitute an amendment to the offer letter dated June 5, 2001, as amended by letters dated June 22, 2001, July 6, 2001, July 30, 2001 and August 21, 2001 (the "Offer"). Any capitalized terms not defined in this letter shall have the meanings ascribed to them in the Offer. This Fifth Amendment to Offer shall expire at 7:00 p.m. Pacific Daylight Time on Wednesday, September 12, 2001.

        The offer as amended represents a premium of approximately 29.17% to 37.5% over the transaction with Messrs. Gottlieb and Lebowitz as set forth in the Merger Agreement. Based on the information that the Special Committee has provided to us to date, we believe that WGFK's high likelihood of securing more than 45.0% of the outstanding common shares should now permit the Offer to be made available to all common shareholders for their consideration.

        The undersigned has been authorized to execute this Fifth Amendment to Offer by each of the other persons constituting WGFK. If you have any questions, please do not hesitate to contact WGFK through its counsel at the following address and phone number:

The Special Committee
c/o Sharon A. Kroupa, Esq.
September 5, 2001
Page 3


                      Aaron A. Grunfeld Esq.
                      Resch Polster Alpert & Berger LLP
                      10390 Santa Monica Boulevard, 4th Floor
                      Los Angeles, California 90025-5058
                      Telephone (310) 277-8300
                      Facsimile (310) 552-3209

        We look forward to your affirmative response.

                                            Very truly yours,

                                            WGFK


                                            /s/ IGOR KORBATOV
                                            -----------------------------------
                                            By:  Igor Korbatov